November 5, 2024

Ioannis Lazaridis
Chief Financial Officer
Robin Energy Ltd.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

        Re: Robin Energy Ltd.
            Draft Registration Statement on Form 20-F
            Submitted October 8, 2024
            CIK No. 0002039060
Dear Ioannis Lazaridis:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F submitted October 8, 2024 Cautionary Statement Regarding Forward-Looking Statements, page iii

1. We note your reference to the safe harbor legislation for forward-looking statements.
       Please note that this safe harbor is not available for issuers that are not currently subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities
       Exchange Act. Please remove this reference and revise your disclosure accordingly.
 November 5, 2024
Page 2
Key Information
Risks Relating To Our Company, page 18

2. We note that your Chief Executive Officer, Petros Panagiotidis, also serves as the
       CEO for Toro Corp. and Castor Maritime Inc. and has a controlling interest in Castor
       Ships S.A. Please disclose the risk of any potential conflicts of interest that may arise from Mr. Panagiotidis' controlling interest in multiple companies within the maritime sector. In this regard, we note that conflicts may arise in connection with the chartering, purchase, sale, management and operation of the vessels in your fleet versus vessels owned or chartered-in by other companies affiliated with your Chief
       Executive Officer.
Risks Related to Our Industry
We are dependent on our management and their ability to hire and retain key personnel and their ability to devote sufficient time, page 24

3. We note your disclosure on page 62 and elsewhere in your filing that Ioannis E.
       Lazaridis, who will serve as your Chief Financial Officer, is also currently Chief
       Financial Officer of Toro Corp. and Castor Ships S.A. Please revise your disclosure to also address Mr. Lazaridis' ability to devote sufficient time and attention to your business due to his roles with these other companies.
Risks Relating To Our Common Shares
Future issuances of additional shares, including as a result of an optional conversion of Series
A Preferred Shares, page 26

4. We note your disclosure on page 65 that the Contribution and Spin Off Distribution
       Agreement provides for certain registration rights to RemainCo relating to the common shares, if any, issued upon conversion of the Series A Preferred Shares.
       Please revise your disclosure to address the effects related to the resale of shares subject to registration rights.
Risks Relating To Our Common Shares
Our Chairman and Chief Executive Officer, who may be deemed to beneficially own, directly or indirectly, page 30

5. We note your disclosure here and elsewhere in your filing that your Chairman and
       Chief Executive Officer, Petros Panagiotidis, who may be deemed to beneficially own, directly or indirectly, 100% of your Series B Preferred Shares, has voting control over you. Please expand your disclosure to also address whether you will be a
          controlled company    as defined under the relevant Nasdaq listing
rules and, if so,
       whether you intend to rely on "controlled company" exemptions. To the extent you will be considered a "controlled company," please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.
We cannot assure you that our internal controls and procedures over financial reporting will be sufficient, page 30

6. Please revise your disclosure to discuss the reduced requirements applicable to
 November 5, 2024
Page 3

       emerging growth companies available to you, including the scaled disclosure requirements. Please also identify any such exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company. Lastly, please disclose the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer even if you no longer qualify as an emerging growth company.
Information on the Company
Chartering of our Fleet, page 36

7. We note that as of September 13, 2024, your product tanker vessel was participating in a pool arrangement and that 100% of your revenues for the year ended December
       31, 2023 and the six months ended June 30, 2024, was derived from that arrangement. Please disclose the termination date of the pooling arrangement and file
       the agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so. In this regard, we note that your Exhibit index indicates that you plan to file a "Form of" Pooling Agreement. For guidance, refer to Instruction 4(b)(ii) As To Exhibits to Form 20-F.
Unaudited Pro Forma Combined Financial Information, page 56

8. It appears that adjustments (a) and (b) might need to decrease historically incurred
       Crew and crew costs due to the disposition of the vessel M/T Wonder Formosa. In this regard, we note that Crew and crew costs decreased from $1,610,234 for the six months ended June 30, 2023 to $733,971 for the six months ended June 30, 2024.
       Please clarify or revise your disclosures pursuant to Rule 11-02(b)(3) of Regulation S-
       X.
Cash Flows, page 59

9. Your discussions of the net cash used in operating activities for the year ended
       December 31, 2023 and the net cash provided by operating activities for the year ended December 31, 2022 merely describe the items identified on the face of the statements of cash flows. For the comparison between 2023 and 2022 amounts due from related parties, you only refer investors to the Note 3 to the combined carve-out financial statements. Please revise to provide a robust discussion of cash flows from operating activities to explain the underlying drivers for the material fluctuations between years. Refer to the Section IV.B.1 of SEC Release No. 33-8350 for
       guidance. Similarly revise the discussion of cash flows from operating activities for the interim periods on page 60.
10. We note that net cash used in financing activities had material fluctuation between periods. Please describe movements within the net parent investment and revise to discuss the underlying drivers for the changes between periods. See
Section IV of
       SEC Release No. 33-8350.
 November 5, 2024
Page 4
Combined Carve-out Statements of Changes in Net Parent Investment, page F-5

11. We note you present a line item for Net Parent Investment in the Combined Carve-out
       Statements of Changes in Net Parent Investment on pages F-5 and F-19. Please provide a footnote to your financial statements for Net Parent Investment for each period presented. Disclose the major components of transfers from and to the Parent
       (e.g., the allocation of costs to Robin Energy, intercompany purchases, and cash transfers between Robin Energy and the Parent, etc.) and reconciled to the amount of
       Net Parent Investment. Additionally, disclose the average balance due to or from related parties for each period. Refer to Question 4 of SAB Topic 1.B.1. Notes to Combined Carve-out Financial Statements
2. Significant Accounting Policies and Recent Accounting Pronouncements, page
F-8

12.    We note you state that    the combined carve-out financial statements
may not be
       indicative of the Company   s future performance and may not include all
the actual
       expenses that would have been incurred by the Company as an independent publicly
       traded company.    If the Master Management Agreement with Castor Ships
or any
       other agreement has been or will be terminated or revised from those included in the the historical results of operations, please revise the pro forma combined financial information to reflect the impact of those changes. Refer toSAB Topic 1.B.2.
3. Transactions with Related Parties, page F-11

13. We note from page F-13 that during the years ended December 31, 2022 and 2023 the administration fees charged by Castor Ships to Toro that were allocated to the
       Company amounted to $28,691 and $279,855, respectively and are included in
       General and Administrative Expenses in the combined carve-out statements of comprehensive income. You also state that these expenses consisted mainly of administration costs charged by Castor Ships, investor relations, legal, audit and consultancy fees and stock-based compensation cost. Please tell us how you considered that agreements with related parties are not at arms length and may be changed at any time resulting in a need for footnote disclosure of managements'
       estimate of what the expenses would have been on a stand alone basis. Refer to
       Question 2 of SAB Topic 1.B.1.
5. Vessels, net, page F-14

14. Please tell us why Improvements and other vessel costs of $296,692 in 2022 and
       $803,959 in 2023 differ from Capitalized vessel improvements of $479,075 in 2022 and $766,887 in 2023 in the Combined Carve-Out Statements of Cash Flows on page
       F-6.
Unaudited Interim Condensed Combined Carve-Out Statements of Cash Flows, page
F-20

15. Please revise to correct Cash and cash equivalents at the six months ended June 30,
       2023 as $351 and not $368.
 November 5, 2024
Page 5

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Finn Murphy